Exhibit 4.2

WINSTON HOTELS, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Effective as of October 16, 1998
And
Amended and Restated as of August 5, 2003

ARTICLE I

Purpose

1.1.	General. The purpose of the Plan is to attract, motivate, and retain top management employees of the Company by providing an opportunity and an incentive for each individual to defer the receipt of compensation otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.

1.2.	Unfunded Plan. The Plan is intended to be an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended, and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

ARTICLE II

Definitions

     The following capitalized terms used in the Plan shall have the respective meanings set forth in this Article:

2.1.	Board. “Board” means the Board of Directors of the Company.

2.2.	Bonus Deferral Election. “Bonus Deferral Election” means an election to defer payment of an annual bonus, if any, on the form(s) provided by the Committee subject to the requirements and terms of Article IV hereof.

2.3.	Committee. “Committee” means the individuals appointed by the Board to administer the Plan and to perform the functions set forth herein.

2.4.	Company. “Company” means Winston Hotels, Inc., a North Carolina corporation, or any successor entity thereto, including without limitation, the transferee of all or substantially all of the stock or assets of the Company.

2.5.	Company Stock Account. “Company Stock Account” means the portion of the Deferred Account attributable to Stock Deferral Elections. Dividend Equivalents also may be credited to the Company Stock Account pursuant to a Participant’s election under Article VI. Amounts credited to the Company Stock Account shall be expressed in notional shares of Company common stock (including a fractional share) and shall be equitably adjusted as determined by the Committee to reflect stock dividends, stock splits, stock consolidations or other changes in the capitalization of the Company. A Participant will not have any rights as a shareholder of the Company with respect to amounts credited to the Company Stock Account.

2.6.	Deferral Account. “Deferral Account” means the notional account established and maintained for each Participant in accordance with Article VI hereof, for bookkeeping purposes only, to measure the value of elective deferrals made under the Plan and the earnings thereon. The Deferral Account consists of two subaccounts, the Investment Account and the Company Stock Account.

2.7.	Deferral Election. “Deferral Election” means a Salary Deferral Election or a Bonus Deferral Election or a Stock Deferral Election as defined under this Article II.

2.8.	Disability. “Disability” means the suffering from a physical or mental condition which, in the opinion of the Committee based upon appropriate medical advice and examination and in accordance with rules applied uniformly to all Participants, totally and permanently prevents the Participant, as the case may be, from performing the customary duties of his/her regular job with the Company.

2.9.	Dividend Equivalent. “Dividend Equivalent” means the amount determined by multiplying (x) the value of the dividend paid on one share of Company common stock and (y) the number of notional shares (including any fraction) of Company common stock credited to a Participant’s Company Stock Account on the record date for the dividend payment. Notwithstanding the preceding sentence, a Participant will not be entitled to a Dividend Equivalent if a dividend payable on the Company common stock is paid in the form of a Company security but in that event the Participant’s Company Stock Account shall be equitably adjusted as determined by the Committee to reflect the dividend.

2.10.	Investment Account. “Investment Account” means the portion of the Deferral Account other than the Company Stock Account. Amounts credited to or charged against the Investment Account shall be expressed in dollars and cents.

2.11.	Participant. “Participant” means any individual who is eligible to participate in the Plan as provided in Section 4.1 hereof.

2.12.	Plan. “Plan” means the Winston Hotels, Inc. Executive Deferred Compensation Plan, as from time to time amended.

2.13.	Plan Year. “Plan Year” means the period beginning on the effective date of the Plan and ending on December 31 and thereafter any calendar year.

2.14.	Salary Deferral Election. “Salary Deferral Election” means an election to defer payment of base salary on the form(s) provided by the Committee subject to the requirements and terms of Article IV hereof.

2.15.	Stock Award. “Stock Award” means a Stock Award granted under the Company’s Stock Incentive Plan. The term “Stock Award” also includes any similar award granted under a Company plan adopted after the Stock Incentive Plan.

2.16.	Stock Deferral Election. “Stock Deferral Election” means an election to surrender a Stock Award, on the form(s) provided by the Committee subject to the requirements and terms of Article IV hereof.

2.17.	Unforeseeable Emergency. “Unforeseeable Emergency” means an immediate financial need of the Participant resulting from extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant as determined by the Committee.

ARTICLE III

Administration

3.1.	Committee. The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. Except as otherwise provided in the Plan, the Committee shall have full power to construe and interpret the Plan, establish and amend rules and regulations for its administration, and perform all other acts relating to the Plan, including the delegation of administrative responsibilities that it believes reasonable and proper.

3.2.	Duties. The Committee, or any person or entity designated by the Committee, shall be responsible for the administration of the Plan including but not limited to determination of eligibility, receiving Deferral Elections, provision of investment choices, distribution of benefits hereunder, maintenance of Deferral Account balances, calculation of hypothetical investment returns and any other duties concerning the day-to-day operation of the Plan.

3.3.	Adjudication. Any decision made, or action taken, by the Committee or the Board arising out of, or in connection with, the interpretation and administration of the Plan, including but not limited to the adjudication of claims and payment of benefits hereunder, shall be final and conclusive.

3.4.	Indemnification. No member of the Committee or its delegate shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder, except for liability arising from his/her own willful misfeasance, gross negligence or reckless disregard of his/her duties. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiation for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing, denying authorization to, or failing to authorize any transaction hereunder.

ARTICLE IV

Participation

4.1.	Eligibility. Participation in the Plan shall be limited to any employee of the Company and its subsidiaries who is selected by the Board, in its sole discretion, to participate in the Plan.

4.2.	Filing an Election.

(a)	A Salary Deferral Election shall be effective for a Plan Year if the Participant files an executed Salary Deferral Election with the Committee by December 15th of the Plan Year immediately preceding such Plan Year.

(b)	A Bonus Deferral Election shall be effective for the Plan Year for which the bonus, if any, is earned if the Participant files an executed Bonus Deferral Election with the Committee by December 15 of such Plan Year.

(c)	A Stock Deferral Election shall be effective with respect to Stock Awards that will become nonforeitable or transferable during the period beginning on January 1 and ending on June 30 of any Plan Year if the Participant files an executed Stock Deferral Election with the Committee by December 15 of the immediately preceding Plan Year. A Stock Deferral Election shall be effective with respect to Stock Awards that will become nonforfeitable or transferable during the period beginning on July 1 and ending on December 31 of any Plan Year if the Participant files an executed Stock Deferral Election with the Committee no later than the immediately preceding June 15. Notwithstanding the two preceding sentences, a Stock Deferral Election shall be effective with respect to Stock Awards that will become nonforfeitable or transferable during 2003 if the Participant files an executed Stock Deferral Election with the Committee either before the Stock Award is granted or before the date that the Stock Award becomes nonforfeitable or transferable.

(d)	Notwithstanding the foregoing, if any employee becomes a Participant for the first time during a Plan Year, then such employee shall be eligible to participate in the Plan on the first day of the second month following such employee’s designation as a Participant ( Eligibility Date”) and he/she may file a Deferral Election for the Plan Year including his/her Initial Eligibility Date subject to the following:

(1)	Salary Deferral Election. The Participant may file a Salary Deferral Election no later than 10 days prior to his Eligibility Date and the Salary Deferral Election shall solely cover salary paid on or after his/her Eligibility Date through the last day of such Plan Year

(2)	Bonus Deferral Election. The Participant may file a Bonus Deferral Election subject to the terms and conditions otherwise described in this Section 4.2 and the Plan

(3)	Stock Deferral Election. The Participant may file a Stock Deferral Election in accordance with Section 4.2(c) or, if the last date for making an election under Section 4.2(c) has passed, no later than 10 days prior to his/her Eligibility Date (in which case the Stock Deferral Election shall solely cover a Stock Award that will become nonforfeitable or transferable on or after his/her Eligibility Date

4.3.	Irrevocable. A Deferral Election shall be irrevocable once filed with the Committee except as provided in Articles VII and X hereof; provided however that a Participant may change his/her Salary Deferral Election with respect to any payroll period provided that the Participant files a new Salary Deferral Election with the Committee at least 30 days prior to the beginning of such payroll period.

ARTICLE V

Compensation Subject to Deferral

5.1.	Base Salary. With respect to the base salary otherwise payable to a Participant during the Plan Year for which a Salary Deferral Election is in effect, the dollar amount or percentage of salary specified on such Salary Deferral Election shall be deferred in accordance with the terms prescribed therein; provided however that such Salary Deferral Election shall be for no more than 80% of the Participants salary, unless otherwise permitted by the Committee.

5.2.	Annual Bonus. With respect to the annual bonus, if any, that is earned by a Participant during the Plan Year for which a Bonus Deferral Election is in effect, the dollar amount or percentage of annual bonus specified on such Bonus Deferral Election shall be deferred in accordance with the terms prescribed therein; provided however that such Bonus Deferral Election shall be for no more than 80% of the Participant’s bonus, unless otherwise permitted by the Committee.

5.3.	Stock Award. With respect to a Stock Award for which a Stock Deferral Election is in effect, the number of shares or percentage of the Stock Award shares specified on such Stock Deferral Election shall be deferred in accordance with the terms prescribed therein. A Stock Deferral Election may be for up to 100% of the Stock Award.

ARTICLE VI

Elective Deferrals

6.1.	Elective Deferral. Amounts deferred under a Salary Deferral Election or a Bonus Deferral Election with respect to each Plan Year of participation in the Plan shall be credited to the Participant’s Investment Account if, as, and when such amounts would otherwise have been paid to the Participant. In accordance with the terms of a Stock Deferral Election (x) the portion of the related Stock Award subject to the Stock Deferral Election shall be cancelled as of the day preceding the day that the Stock Award will become nonforfeitable or transferable and (y) such portion of the Stock Award shall be credited to the Participant’s Company Stock Account as of the day that the Stock Award will become nonforfeitable or transferable.

6.2.	Vesting. Except as provided in Section 7.6 hereof, each Participant shall have a nonforfeitable and fully vested right to the amounts credited in such Participant’s Deferral Account.

6.3.	Investment Choices. Each Participant shall be entitled to direct the deemed investment of the amounts credited to such Participant’s Investment Account in any of the investment choices or combination of investment choices as may be offered by the Committee from time to time in accordance with the rules, regulations and procedures established by the Committee. The Committee may add or remove investment choices at its sole discretion; provided, however no amount shall be subject to forfeiture solely by reason of a removal of an investment choice in accordance with Section 6.3 hereof.

6.4.	Investment Earnings. Each Participant’s Investment Account shall be credited with earnings and losses in accordance with such Participants investment choice(s). Earnings and losses shall begin to accrue with respect to amounts credited to a Participant’s Investment Account under Section 6.1 in accordance with the procedures established by the Committee.

6.5.	Company Stock Account. Amounts credited to a Participant’s Company Stock Account shall be expressed in notional shares of Company common stock (including a fractional share). In accordance with procedures established by the Committee, a Participant may elect that Dividend Equivalents for a Plan Year shall be (x) paid to the Participant in cash as of the applicable dividend payment date, (y) credited to the Participant’s Investment Account in accordance with Section 6.3 as of the applicable dividend payment date or (z) credited to the Participant’s Company Stock Account as additional notional shares of Company common stock (including a fractional share) based on the closing price of the Company common stock on the dividend payment date. Amounts credited to a Participant’s Investment Account may not be transferred to the Participant’s Company Stock Account. Amounts credited to a Participant’s Company Stock Account may not be transferred to the Participant’s Investment Account.

ARTICLE VII

Distributions

7.1.	Timing of Payment. Except as provided in Section 7.4, Section 7.5, and Section 7.6, a Participant shall receive a distribution of the balance in his/her Deferral Account in the calendar month (the “Distribution Calendar Month”) following the calendar month (the Pre-Distribution Calendar Month”) in which occurs the earlier of (a) his/her termination of employment or (b) the date on which the sum of his/her age and years of service equals 55; provided however, that at any time prior to the Pre-distribution Calendar Month, the Participant may irrevocably elect to receive a single sum distribution in any calendar month subsequent to his/her Distribution Calendar Month. Any distribution under this Section 7.1 shall be made as soon as administratively feasible after the applicable valuation date determined under Section 7.7(b).

7.2.	Form of Payment. Any payment from a Participant’s Investment Account shall be made in cash in a single sum. Any payment from a Participant’s Company Stock Account shall be made in whole shares of Company common stock (which shall be issued pursuant to the Stock Incentive Plan or another plan adopted after the Stock Incentive Plan that authorizes the issuance of such shares). A cash payment will be made in settlement of any notional fractional share of Company common stock credited to the Participant’s Company Stock Account.

7.3.	Account Balance. Upon payment to a Participant under this Article VII, such Participant’s Deferral Account shall be reduced by the amount distributed (or forfeited under Section 7.6)

7.4.	Death or Disability.

(a)	In the event of the Participant’s death, the balance of such Participant’s Deferral Account shall be paid to the Participant’s designated beneficiary or, if no beneficiary has been designated, to the Participant’s estate in the manner prescribed by the Committee at its sole discretion.

(b)	In the event of the Participant’s Disability, the balance of such Participant’s Deferral Account shall be paid to the Participant (or the Participant’s legal representative) in the manner prescribed by the Committee at its sole discretion.

7.5.	Distribution for Unforeseeable Emergency. Notwithstanding any provision to the contrary, in the event of an Unforeseeable Emergency a Participant shall be entitled to early payment of all or part of the balance of such Participant Deferral Account to the extent reasonably needed to satisfy the Unforeseeable Emergency need. An application for an early payment under this Section 7.5 shall be made in accordance with the procedures and requirements adopted by the Committee. An early payment under this Section 7.5 first shall be charged against the Participant’s Investment Account, and after exhausting the balance credited to the Investment Account, then shall be charged against the Participant’s Company Stock Account.

7.6.	Early Distribution. Notwithstanding any provision to the contrary, a Participant shall be entitled to payment of all or part of the balance of such Participants Deferral Account prior to the date of distribution determined under Section 7.1 in accordance with the procedures and requirements adopted by the Committee; provided, however ten percent of the early payment amount otherwise payable from the Deferral Account shall be forfeited and the Participant shall have no right or entitlement whatsoever with respect to such forfeited amount.

7.7.	Valuation of Distributions. Any distribution to be made under this Plan from a Participant’s Investment Account shall be based on the value of the Participant’s Investment Account as of the valuation date (described below).

(a)	Valuation Date for Distributions for Unforeseeable Emergency, Early Distribution Death and Disability. If the Participant (or his/her beneficiary) is entitled to a distribution under Section 7.4, Section 7.5, or Section 7.6, then the Committee shall choose for such Participant the valuation date (or dates) for such distribution (or distributions) and such distribution (or distributions) shall occur as soon as administratively feasible after such valuation date (or dates).

(b)	Valuation Date for All Other Distributions. The valuation date for all other distributions shall be the last business day of the Pre-Distribution Calendar Month.

7.8.	162(m) Deduction Limitation. In the event the Company would be denied a deduction for amounts otherwise payable in any Plan Year to a Participant under this Article VII by reason of the application of section 162(m) of the Internal Revenue Code of 1986, as amended, the Committee, in its sole discretion, may reduce any payment otherwise due to such Participant (but not below zero) to the extent necessary to avoid such application of section 162(m) and such amount not paid and the net earnings thereon shall be paid to the Participant in the earliest Plan Year(s) in which payment may be made without application of section 162(m).

ARTICLE VIII

Statement of Accounts

Statements shall be sent no less frequently than annually to each Participant (or such Participant’s estate beneficiary or legal representative).

ARTICLE IX

Beneficiary Designation

Each Participant shall have the right, at anytime, to designate any single person or entity as such Participant’s designated beneficiary. A beneficiary designation shall be made, and may only be amended or revoked by the participant by filing a written designation with the Committee or its designee in accordance with the procedures adopted by the Committee, Any such beneficiary designation shall apply to all benefits under this Plan.

ARTICLE X

Amendment or Termination

The Board or the Committee may (in its sole discretion) amend, modify or terminate the Plan at any time for any or no reason; provided, however, no amendment, modification or termination shall, without the consent of the Participant, adversely affect such Participant’s right to payment from the Participants vested balance under the Deferral Account as of the date of such amendment, modification or termination.

ARTICLE XI

Miscellaneous

11.1.	Unsecured Right. Any right to receive a payment under the Plan shall be no greater than that of an unsecured general creditor of the Company. No amount payable under the Plan may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against a Participant. The Committee may, but need not, establish a grantor trust (commonly referred to as a “rabbi trust”) to hold assets of the Company that may, but need not, be used to pay benefits hereunder.

11.2.	No Right to Continued Employment. Participation in the Plan shall not give any employee any right to remain in the employ of the Company or any subsidiary or affiliate thereof.

11.3.	Withholding. The Company shall withhold to the extent required by law all applicable income and other taxes from amounts deferred or paid under the Plan.

11.4.	Governing Law. The Plan shall be construed, governed and enforced in accordance with the laws of the State of North Carolina, without reference to rules relating to conflicts of law, except to the extent preempted by federal law.

11.5.	Compliance with Other Laws. The Committee may, from time to time, impose additional restrictions upon Participants as it deems necessary, advisable or appropriate in order to comply with applicable federal and state securities laws, or other federal laws.

Winston Hotels, Inc.
Executive Deferred Compensation Plan

Salary Deferral Election Form
For the Plan Year January 1, 2003 through December 31, 2003

1. Check one of the following two boxes

I understand that if do not return this election form by December 15, 2002, I will be deemed to have elected not to defer my salary under the Winston Hotels, Inc. Executive Deferred Compensation Plan.

_______	I elect to defer my salary under the Winston Hotels, Inc. Executive Deferred Compensation Plan. I understand that I must file this election form by December 15, 2002. Please complete section 2 of this form.

_______	I elect NOT to defer my salary for this Plan Year. I acknowledge that I will not have another opportunity to defer my salary into the Winston Hotels, Inc. Executive Deferred Compensation Plan until the next Plan Year beginning January 1, 2003. If you checked the box not to participate, please skip to the end of this form and sign, date and return this form.

2. Salary Deferral Election

I elect to defer the following percentage or dollar amount of my base salary commencing with salary payable on or after January 1, 2003 and continuing through December 31, 2003. (Do not specify a percentage or total dollar amount that exceeds 80% of your base salary.)

_______________ % of my base salary (whole percentages up to 80%)

$_______________ Per pay period of my base salary (dollar amount)

Participant’s Signature	Print Participant’s Name

Dated:	Return form to Brent West

Winston Hotels, Inc.
Executive Deferred Compensation Plan

Annual Bonus Deferral Election Form
For any annual bonus earned in 2002

1. Check one of the following two boxes

I understand that if I do not return this election form by December 15, 2002, I will be deemed to have elected not to defer my annual bonus earned in 2002 under the Winston Hotels, Inc. Executive Deferred Compensation Plan.

_______	I elect to defer my annual bonus earned in 2002 under the Winston Hotels, Inc. Executive Deferred Compensation Plan. I understand that I must file this election form by December 15, 2002. Please complete section 2 of this form.

_______	I elect NOT to defer my annual bonus earned in 2002. I acknowledge that I will not have another opportunity to defer my annual bonus earned in 2002 into the Winston Hotels, Inc. Executive Deferred Compensation Plan. If you checked this box not to participate, please skip to the end of this form and sign, date and return this form.

2. Bonus Deferral Election

I elect to defer the following percentage or dollar amount of my annual bonus earned in 2002.

________ % of my 2002 annual bonus (whole percentages) — up to 80%

$________ of my 2002 annual bonus (or 80% of my 2002 annual bonus, whichever is lower)

My 2002 annual bonus in excess of $________ (or 20% of my 2002 annual bonus whichever is greater)

Participant’s Signature	Print Participant’s Name

Dated:_______	Return form to Brent West